The information in this product summary supplement is not complete and may be changed. This product summary supplement is not an offer to sell the securities and it is not soliciting an offer to buy the securities in any jurisdiction where the offer or sale is not permitted.

Registration Statement Nos. 333-202913 and 333-180300-03 Dated October 30, 2015 Securities Act of 1933, Rule 424(b)(2)

High-Low Coupon Callable Yield Notes (H/L CYNs)

High-Low Coupon Callable Yield Notes offer interest payments plus a contingent buffer.

Overview

High-Low Coupon Callable Yield Notes (the “securities”) provide investors with periodic interest payments, subject to early redemption by Credit Suisse AG (“Credit Suisse” or the “ Issuer”). The interest rate is determined by the performance of the individual underlyings. If all underlyings stay above their specified “knock-in levels” during the observation period(s), the interest payments will be made using the “high” rate. If any underlying closes at or below its respective knock-in level on any trading day during the observation period(s), interest payments for that interest period and each subsequent interest period will be made using the “low” rate. At maturity, investors will be entitled to receive the principal amount if none of the underlyings close at or below their specified knock-in levels during the observation period(s). If, during the observation period(s), the closing level of any underlying is at or below its respective knock-in level, the return will be based on the percentage change of the lowest performing underlying, and investors may receive less than 100% of the principal amount. Furthermore, the Issuer has the right to call the securities. If the securities are called, investors will be entitled to receive 100% of the principal amount, plus any accrued but unpaid interest, and the securities will not continue to accrue interest. Any payment on the securities is subject to the Issuer’s ability to pay its obligations as they become due. The securities will not be listed on any exchange.

Investing in the securities involves a number of risks. See “Summary of Selected Product Risks” herein, “Selected Risk Considerations” in the applicable pricing supplement and “Risk Factors” beginning on page PS-3 of the accompanying product supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities or determined if this product summary supplement is truthful or complete. Any representation to the contrary is a criminal offense.

Underlyings:

The security can be linked to one or more of the following classes of underlyings:

Additional Terms Specific to the Securities

You should read this product summary supplement together with the applicable pricing supplement, the underlying supplement dated May 4, 2015, if applicable, the product supplement dated May 4, 2015, the prospectus supplement dated May 4, 2015 and the prospectus dated May 4, 2015, relating to our Medium-Term Notes of which these securities are a part. The applicable pricing supplement for the securities will contain certain specific information and terms of that offering and may also add, update or change the information contained in the other offering documents. If any information in the applicable pricing supplement is inconsistent with the other offering documents, you should rely on the information in that pricing supplement. It is important for you to consider the information contained in all the offering documents in making your investment decision. You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

Underlying supplement dated May 4, 2015:

http://www.sec.gov/Archives/edgar/data/1053092/000095010315003505/
dp55844_424b2-underlying.htm

Product supplement No. I dated May 4, 2015:

http://www.sec.gov/Archives/edgar/data/1053092/000095010315003534/
dp55815_424b2-psno1.htm

Prospectus supplement and Prospectus dated May 4, 2015:

http://www.sec.gov/Archives/edgar/data/1053092/000104746915004333/
a2224570z424b2.htm

■ Indices	■ Exchange Traded Funds	■ Single Stocks

Credit Suisse

The date of this product summary supplement is October 30, 2015.

Sample Terms

These sample terms are presented to illustrate how a H/L CYN deal might work. These sample terms are hypothetical and the actual terms will vary depending on the relevant terms of the specific securities. The Issuer has no obligation to issue the securities described below.

Underlyings: S&P 500® Index (SPX), Russell 2000® Index (RTY)

Term: 1 Year

Knock-In Event: Occurs if any underlying closes at or below its knock-in level, on any trading day during the observation period.

Knock-In Level: For each underlying, approximately 75% of the initial level of such underlying

Observation Period(s): four quarterly observation periods

Early Redemption: Callable quarterly by Issuer at 100% of principal amount on the interest payment dates

Interest Rate (payable quarterly):

■ If a knock-in event does not occur: 10.00% per annum.

■ If a knock-in event occurs during any observation period: 1.00% per annum for that corresponding interest period and each subsequent interest period.

Hypothetical Redemption Amounts at Maturity and Total Payments on the Securities

If a knock-in event has not occurred, 100% of the principal amount of the securities.

If a knock-in event occurs, the principal amount of the securities multiplied by (1 + percentage change in the lowest performing underlying from the initial level to the final level, subject to a maximum of zero).

Customization

There are many different ways to structure High-Low Coupon Callable Yield Notes. The knock-in level, term of the securities, underlyings, frequency of interest payment and interest rate can each be modified. For example, in exchange for a higher knock-in level and increased exposure on the downside, the interest payment can be increased.

Hypothetical Redemption Amounts at Maturity
Table 1: This table represents the hypothetical redemption amounts at maturity and the total payments over the hypothetical 1 year term of the securities on a $1,000 investment if a knock-in event does not occur, assuming that the securities have not been redeemed prior to maturity:
Principal Amount of Securities	Underlying Return of the Lowest Performing Underlying	Redemption Amount	Total Interest Payment on the Securities	Total Payment
$1,000	30%	$1,000	$100	$1,100
$1,000	20%	$1,000	$100	$1,100
$1,000	10%	$1,000	$100	$1,100
$1,000	0%	$1,000	$100	$1,100
$1,000	-10%	$1,000	$100	$1,100
$1,000	-20%	$1,000	$100	$1,100
$1,000	-24.99%	$1,000	$100	$1,100
Table 2a: This table represents the hypothetical redemption amounts at maturity on a $1,000 investment if a knock-in event does occur, assuming that the securities have not been redeemed prior to maturity.
Principal Amount of the Securities	Underlying Return of the Lowest Performing Underlying	Redemption Amount
$1,000	30%	$1,000
$1,000	20%	$1,000
$1,000	10%	$1,000
$1,000	0%	$1,000
$1,000	-10%	$900
$1,000	-20%	$800
$1,000	-30%	$700
$1,000	-40%	$600
$1,000	-50%	$500
Table 2b: This table represents the total interest payments over the term of the securities on a $1,000 investment depending on when a knock-in event occurs, assuming that the securities have not been redeemed prior to maturity.
Time of First Knock-In Event	Total Interest Payment on the Securities
First Observation Period	$10.00
Second Observation Period	$32.50
Third Observation Period	$55.00
Fourth Observation Period	$77.50

Potential Upside

■    The securities entitle an investor to receive periodic interest payments, subject to early redemption. The interest rate for the interest periods will be the “high” rate unless any underlying has closed at or below its knock-in level during any observation period. In that case, the interest rate for the corresponding interest period and all subsequent interest periods will be the “low” rate. The investor will be entitled to receive its principal back, subject to the credit risk of the Issuer if:

■    The security is redeemed early by the Issuer; or

■     If held to maturity, the final level of the lowest performing underlying is greater than its initial level or a knock-in event has not occurred.

Potential Downside

■     If a knock-in event occurs during any observation period, the interest rate for the corresponding interest period and all subsequent interest periods will be the “low” rate, and an investor will be fully exposed to the depreciation of the lowest performing underlying.

■    No participation in the potential appreciation of any underlying.

■     If the securities are called by the Issuer prior to maturity, the investor will lose the right to accrue and be paid interest for the remainder of the term of the securities.

Summary of Selected Product Risks

■	The securities do not guarantee any return of the principal amount. If a knock-in event occurs and the final level of the lowest performing underlying is less than its initial level the investor will be fully exposed to any depreciation in the underlying. An investment in the securities may result in a loss of up to 100% of principal.

■	The value of the securities and the payment of any amount due on the securities are subject to the credit risk of Credit Suisse.

■	The securities do not provide for regular fixed interest payments.

■	The higher potential yield offered by the securities is associated with greater risk that the securities will pay a low coupon on one or more of the coupon payment dates, or that you might lose some or all of your investment at maturity.

■	The securities will not pay more than the principal amount, plus accrued and unpaid interest, at maturity or upon early redemption.

■	If a knock-in event occurs during any observation period, the interest rate for the corresponding interest period and each subsequent interest period will be the “low” rate.

■	The amount payable at maturity will be less than the principal amount even if only one underlying causes a knock-in event and the final level of only one underlying is less than its initial level.

■	If a knock-in event occurs and the final level of the lowest performing underlying is less than its initial level, the amount payable at maturity will be based on the return of the lowest performing underlying.

■	The securities are subject to potential early redemption, which may limit an investor’s ability to accrue interest over the full term of the securities.

■	The securities are fully exposed to the risk of fluctuations in the levels of each underlying.

■	Certain built-in costs such as concessions and hedging may affect the value of the securities prior to maturity.

■	The securities will not be listed on any securities exchange. Credit Suisse (or its affiliates) intends to offer to purchase the securities in the secondary market but it is not required to do so. The price at which you may be able to trade your securities is likely to depend on the price, if any, at which Credit Suisse (or its affiliates) is willing to buy the securities.

■	Many factors, most of which are beyond the control of the Issuer, will influence the value of the securities and the price at which the securities may be purchased or sold in the secondary market. For example, the creditworthiness of the Issuer, including actual or anticipated downgrades in the Issuer’s credit ratings, may be a contributing factor.

■	Credit Suisse and its affiliates play a variety of roles in connection with the issuance of the securities, including acting as calculation agent and hedging our obligations under the securities, and may have economic interests adverse to yours.

■	Credit Suisse currently anticipates that the initial estimated value of the securities on the trade date will be less than the price the investor pays for the securities, reflecting the deduction of underwriting discounts and commissions and other costs of creating and marketing the securities. Prior to maturity, costs such as concessions and hedging may affect the value of the securities.

■	The U.S. federal income tax consequences of an investment in the notes are uncertain, and may be adverse to a holder of the securities. Investors in the securities should consult their tax advisor as to the specific tax consequences to them of owning and disposing of the securities, including the application of federal, state, local and foreign income and other tax laws based on their particular facts and circumstances.

Indicative Key Terms

The specific terms of each security offered will be described in the applicable pricing supplement, and will include some or all of the following terms, or any other terms as specified in the applicable pricing supplement.

Issuer: Credit Suisse, acting through one of its branches
Underlying(s):
Applicable Rate:
Coupon Payment Dates:
Redemption Amount:
Early Redemption:
Knock-In Event:
Knock-In Level:
Lowest Performing Underlying:
Underlying Return:
Initial Level:
Final Level:
Observation Periods:
Observation Dates:
Valuation Date(s):
Maturity Date:
Listing:
CUSIP:

This document is not directed to, or intended for distribution to or use by, any person or entity who is a citizen or resident of or located in any locality, state, country or other jurisdiction outside the United States where such distribution, publication, availability or use would be contrary to law or regulation or which would subject Credit Suisse AG or its subsidiaries or affiliates to any registration or licensing requirement within such jurisdiction.

Investment suitability must be determined individually for each investor, and the securities described herein may not be suitable for all investors. The securities described herein should generally be held to maturity as sales prior to maturity may result in lower than anticipated returns. This information is not intended to provide and should not be relied upon as providing accounting, legal, regulatory or tax advice. Investors should consult with their own advisors as to these matters.

Copyright © 2015 CREDIT SUISSE AG and/or its affiliates.